UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67941

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Automated Equity Finance Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Liberty Street, 10th Floor Suite 1020
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Paul Nigrelli	212-901-2228	Paul.Nigrelli@equilend.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Nigrelli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Automated Equity Finance Markets, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

IVETTE M. VAZQUEZ
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01VA6000806
Qualified in Richmond County
My Commission Expires: 4/19/26

3/26/25

Notary Public

Signature:

Title:
CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

AUTOMATED EQUITY FINANCE MARKETS, INC.

December 31, 2024

AUTOMATED EQUITY FINANCE MARKETS, INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Automated Equity Finance Markets, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 26, 2025

We have served as the Company's auditor since 2024.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Automated Equity Finance Markets, Inc.
Statement of Financial Condition
As of December 31, 2024

ASSETS		
Cash and Cash Equivalents	$	432,332
Amounts Due From Affiliates		1,307,236
Deferred tax assets and other assets		838,489
Total assets	$	2,578,057
LIABILITIES AND STOCKHOLDER'S EQUITY		
Other liabilities	$	22,033
Total liabilities		22,033
STOCKHOLDER'S EQUITY		
Common stock - $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding		-
Additional paid-in capital		73,511,573
Accumulated deficit		(70,955,549)
Total stockholder's equity		2,556,024
Total liabilities and stockholder's equity	$	2,578,057

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a registered Alternative Trading System and operates an automated marketplace for securities lending and borrowing, which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the marketplace include broker/dealers and prime brokers. The Company does not carry accounts on behalf of securities customers.

EquiLend Holdings LLC (the "Middle Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions. Wholly owned subsidiaries of EquiLend Holdings LLC include EquiLend LLC, EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Limited, EquiLend Limited UK Branch, DataLend LLC, EquiLend Clearing LLC (the "Parent") and Orbisa LLC.

During the year, the Middle Parent entered into a share sale agreement whereby the Middle Parent company along with its subsidiaries were sold to a private equity firm, Welsch, Carson, Anderson & Stowe ("WCAS"). The sale transaction was closed on August 21, 2024. WCAS is the majority owner of the Endeavor Top Co., the ultimate parent of the Middle Parent.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. Cash is held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC limitations.

Accounts Receivable

Accounts receivables are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from subscriptions, transactions and user access fees. The Company has not placed a reserve for expected credit loss on its accounts receivable balance as it believes that expected losses to be immaterial. There were no credit losses in 2024.

Use of Estimates

In preparing the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Business Segments

The Company is engaged in a single line of business as a broker-dealer, providing a platform and services related to securities financing transactions. The Company has identified its CFO as the chief

operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

3. ACCOUNTS RECEIVABLE

The Company does not have receivables. The revenue recorded on the Company's books are billed and collected by the Parent. They arise from operating the alternative trading system for its members' activities. Most of these receivables are collected through OCC and amounted to $0 at December 31, 2024.

4. NET CAPITAL REQUIREMENTS

The Company is a registered U.S. broker-dealer and therefore is subject to the SEC's Uniform Net Capital Rule ("the Rule") Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2024, the Company had net capital of $410,299 which was $405,299 in excess of its required net capital.

5. EXPENSE SHARING AGREEMENT WITH PARENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement. The basis of the allocation is determined in accordance with the expense sharing agreement using an allocation of time spent on behalf of each company as the inputs in that formula.

6. INCOME TAXES

The Company files U.S. federal, state and local corporate income tax returns. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using enacted tax rates that will be in effect when such differences reverse. A valuation allowance is established to reduce the deferred tax assets when, based upon the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

The Company accounts for income taxes in accordance with the provisions of FASB ASC 740, Income Taxes. As of December 31, 2024, the Company had no uncertain tax positions that have a material impact on the Statement of Financial Condition. Generally, the Company is no longer subject to tax examinations by tax authorities for tax years ended prior to 2021.

The Company had net operating loss carryforwards at December 31, 2024 of approximately $887,857 for federal, state and local income tax purposes which may be available to offset future taxable income, if any. The federal net operating loss carryforwards have no expiration date while the NYS

net operating loss carryforwards will start expiring in 2037. The Company's deferred tax assets at December 31, 2024 are approximately $836,637 primarily related to the net operating loss carryforward, intangibles and goodwill. As of December 31, 2024, the Company believes that based on operating income generated in recent years and future projections of operating income that it is more likely than not that the Company will realize the deferred tax asset.

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"), which enhances income tax disclosures. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The additional disclosure requirements under ASU 2023-09 are required to be applied prospectively and are effective for companies with fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect the additional disclosure requirements under ASU 2023-09 to have a material impact on the Financial Statements.

The effective tax rate is 29.6% which differs from the statutory tax rate of 21% primarily due to state taxes.

7. RELATED PARTIES

Cash consists of $432,332 at one financial institution with a firm that was an affiliate of a member of the Middle Parent during the period. Post the sale of the Middle Parent company on August 21, 2024, the bank is no longer an affiliate of the Company.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates a portion of the operating costs to the Company (see Note 5). The Company reimburses the Parent for allocated expenses and service fees on a monthly basis. The Company has receivable of $1,316,267 from the Parent as of December 31, 2024.

8. SALE OF THE MIDDLE PARENT

During the year, the Middle Parent company entered into a share sale agreement whereby the Middle Parent company along with its subsidiaries were sold to a private equity firm. The sale transaction was closed on August 21, 2024. The Company has determined that there are no material events that require disclosure in the Company's financial statements.

9. OTHER EVENTS

On January 23, 2024, the Company and its Middle Parent identified that it had become subject to a ransomware event and took immediate action to activate its incident response and business continuity protocols to contain the incident. The Company and its Middle Parent engaged appropriate incident response professionals and notified law enforcement authorities. The Company and its Middle Parent then initiated the recovery phase and has since made substantial progress by completing restoration of its systems. Based on its investigation, the Company and its Middle Parent concluded a threat actor encrypted certain systems by deploying ransomware. The incident required its Middle Parent to temporarily suspend operations for specific services offered. The Middle Parent incurred costs in 2024 which were comprised of various third-party consulting services, including forensic experts,

restoration experts, legal counsel, other information technology expenses, enhancements to its cybersecurity measures, costs to restore its systems and access its data. The Middle Parent also incurred costs related to a ransom payment to the threat actor. There were no cyber incident expenses allocated to the Company.

10. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through March 26, 2025 (the date the financial statements were issued).